Filed by MetroPCS Communications, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933

Subject Company: Leap Wireless International, Inc.
Commission File No.: 000-29752
FOR IMMEDIATE RELEASE
METROPCS RESPONDS TO LEAP WIRELESS
REITERATES COMPELLING VALUE OF PROPOSED MERGER
TO LEAP SHAREHOLDERS
INTENDS TO PROCEED AS A DISCIPLINED BUYER
AND WILL REVIEW ITS OPTIONS
Dallas, TX — September 16, 2007 — MetroPCS Communications, Inc. (NYSE: PCS), the nation’s leading provider of unlimited wireless communications service for a flat rate with no signed contract, today responded to the announcement by Leap Wireless International, Inc. (NASDAQ: LEAP) that Leap’s Board of Directors has rejected as inadequate MetroPCS’ merger proposal to create a new national wireless carrier.
“We are disappointed that Leap has chosen to reject our strategic stock-for-stock tax-free merger proposal to create a new national wireless carrier,” said Roger D. Linquist, MetroPCS’ Chairman of the Board and Chief Executive Officer. “The contacts we have had with a number of Leap’s shareholders indicate that they want to see a combination of our two companies happen without unnecessary delay. It appears that Leap’s Board is ignoring the will of its shareholder base. Leap’s response does not change our firm belief in the strategic and financial merits of our proposal. We continue to believe strongly in our prospects as a stand-alone company and that our proposal of 2.7500 shares of MetroPCS common stock for each share of Leap is full and fair. Consequently, we intend to proceed as a disciplined buyer to review all of our options at this time and will not take any action that we believe would disadvantage our shareholders.”
MetroPCS has significant near term growth opportunities, which it believes are not fully reflected in the Company’s current stock price, and which, based on the proposed exchange ratio, offer Leap shareholders substantial additional value. Over the next six to eight quarters, MetroPCS expects to enhance value through new market launches as well as ongoing increased penetration in existing markets.
MetroPCS’ specific stand-alone opportunities are described in greater detail below.
•	Los Angeles Launch
MetroPCS will launch its service in Los Angeles on Wednesday, September 19, 2007. Los Angeles is a unique and significant opportunity for MetroPCS. In addition to being the second largest market in the United States, Los Angeles has extremely high population density in target coverage areas and has perfect demographics for MetroPCS’ service offerings. As previously indicated, MetroPCS expects to cover approximately 11 million POPs initially at launch with over 400 authorized dealer locations. It should be noted that the incremental economic opportunity MetroPCS will enjoy in Los Angeles is roughly equivalent to all of Leap’s top five existing markets in operation combined, which based on licensed population includes Houston, Phoenix, San Diego, Denver and Pittsburgh. In addition, MetroPCS’ experience in its other major markets, suggests that Los Angeles could be MetroPCS’ most successful launch ever.

•	New York, Philadelphia and Boston Launches
MetroPCS reiterates that it is on track to launch service in New York, Philadelphia and Boston in late 2008 or early 2009. New York is the largest market in the United States and has the highest population density in the nation. Philadelphia and Boston, the sixth and eleventh largest markets in the United States, respectively, are complementary to the New York metro market and will round out the northeast corridor for MetroPCS. MetroPCS continues to believe that the largest and most densely populated markets in the United States present the greatest opportunities for its unique business model. With these markets and Los Angeles, MetroPCS is positioned to offer services in 9 of the top 12 markets in the United States by 2009.

•	Penetration Opportunities
Since launching service in its first market five years ago, MetroPCS has achieved an aggregate core market penetration of 11.2% with incremental penetration of 1.6% in the 12 months ended June 30, 2007, demonstrating that MetroPCS’ strong momentum continues. MetroPCS has achieved rapid acceptance of its services as evidenced by the penetration in its expansion markets progressing faster than penetration in its core markets for the same period of time after launch.
MetroPCS believes that its proposal provides full and fair value to Leap shareholders and is compelling for many reasons, including:
•	Substantial Synergies. As 34.6% owners of a new national wireless carrier, Leap shareholders would benefit proportionately from the significant upside resulting from the enhanced operating and financial performance of the combined company. MetroPCS’ and Leap’s existing market operations are complementary and MetroPCS believes that the combined company, as a result of the expanded service area, would likely benefit from incremental improvements in customer penetration and retention. In addition, MetroPCS believes that the combined company would achieve meaningful operating cost savings through a combination of market-level operating efficiencies and corporate overhead reductions. Based on preliminary analysis, MetroPCS believes that the net present value of these opportunities could be approximately $2.5 billion, or approximately $12.34 for each share of Leap common stock based on the proposed exchange ratio.

•	Compelling Upside of Combination. By virtue of MetroPCS’ stock-for-stock merger proposal, Leap shareholders would have the opportunity to participate proportionately in the significant potential upside of the combined company. MetroPCS and Leap have highly complementary footprints with existing or planned operations in the top 25 markets in the United States. The combined company would create a new national wireless carrier with licenses covering nearly all of the top 200 markets in the United States. In addition, MetroPCS sees significant value in combining certain of the two companies’ respective markets to create substantially larger regional super clusters, which would expand customer penetration and increase retention. Together, MetroPCS and Leap would be uniquely positioned in the unlimited, no signed contract market segment, which continues to be the fastest growing and least penetrated segment of the wireless market.
On September 4, 2007, MetroPCS announced its proposal to merge with Leap in a strategic stock-for-stock tax-free transaction that would create a new national wireless carrier. Under the terms of the proposal, each outstanding share of Leap common stock would be exchanged for 2.7500 shares of MetroPCS common stock.

•	The proposed exchange ratio represents implied premiums of approximately 23% based on the trailing 20-day volume-weighted average stock prices for both companies for the period ending August 31, 2007 (which was the last day of trading prior to MetroPCS’ proposal to Leap) as well as based on MetroPCS’ and Leap’s closing stock prices on August 28, 2007 (which was three trading days prior to MetroPCS’ announcement of its merger proposal).

•	In addition, MetroPCS’ proposed exchange ratio of 2.7500 shares of MetroPCS for each share of Leap common stock represents a premium valuation to Leap shareholders based on the closing stock prices for both companies on every trading day since the week following MetroPCS’ initial public offering (IPO) in April 2007 through August 31, 2007.

•	Most importantly, the total value implied by MetroPCS’ proposed exchange ratio and Leap’s shareholders’ proportionate share of the approximately $2.5 billion estimated transaction synergies, which MetroPCS believes could be achieved, represents implied premiums of approximately 35% and 30% based on the trailing 20-day and the trailing 60-day volume-weighted average stock prices, respectively, for both companies for the period ending August 31, 2007.

•	However, MetroPCS believes that since its IPO, Leap’s stock price has traded in part in anticipation of a merger between the two companies. Accordingly, MetroPCS believes that any calculation of the premiums represented by its proposal over Leap’s spot or trailing volume-weighted average trading prices on selected days or for selected periods necessarily understates the value to Leap’s shareholders of this proposal in terms of premium-to-unaffected market stock price.
MetroPCS notes that within the past two months, representatives of MetroPCS held discussions, including an in-person meeting, with representatives of Leap, including Leap’s Chairman of the Board, to discuss merger prospects. Those talks did not lead to further substantive discussions given Leap’s highly unrealistic valuation expectations.
Bear, Stearns & Co. Inc. is acting as financial advisor to MetroPCS, and Baker Botts LLP, Skadden, Arps, Slate, Meagher & Flom LLP and Paul, Hastings, Janofsky & Walker LLP are acting as legal counsel.
About MetroPCS Communications, Inc.
Dallas-based MetroPCS Communications, Inc. (NYSE: PCS) is a provider of unlimited wireless communications service for a flat rate with no signed contract. MetroPCS owns or has access to licenses covering a population of approximately 140 million people in 14 of the top 25 largest metropolitan areas in the United States, including New York, Philadelphia, Boston, Miami, Orlando, Sarasota, Tampa, Atlanta, Dallas, Detroit, Las Vegas, Los Angeles, San Francisco and Sacramento. Currently, MetroPCS has over 3.5 million subscribers and offers service in the Miami, Orlando, Sarasota, Tampa, Atlanta, Dallas, Detroit, San Francisco, and Sacramento metropolitan areas.
Forward-Looking Statements
Any statements made in this release that are not statements of historical fact, including statements about our beliefs and expectations, including the proposed business combination of MetroPCS and Leap, the potential synergies, the potential costs and benefits of any such transaction, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and should be evaluated as such. Forward-looking statements include information concerning any potential synergies arising from a business combination, including reductions in costs, the realization of operating efficiencies, improvements in penetration, and improvements in churn, as well as statements that may relate to our plans, objectives, strategies, goals, future events, future revenues or performance, future penetration rates, planned market launches, capital expenditures, financing needs and other information that is not historical information. These forward-looking statements may be identified by words such as “anticipate,” “expect,” “suggests,” “plan,” “believe,” “intend,” “estimates,” “targets,” “projects,” “could,” “should,” “may,” “will,” “would,” “continue,” “forecast,” and other similar expressions. We base these forward-looking statements or projections on our current expectations, plans and assumptions that we have made in light of our experience in the industry, as well as our perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. Although we believe that these forward-looking statements and projections are based on reasonable assumptions at the time they are made, you should be aware that many factors could affect our actual financial results, performance or results of operations and could cause actual results to differ materially from those expressed in the forward-looking statements and projections. Factors that may materially affect such forward-looking statements and projections include: our ability to integrate the businesses of the companies; a failure to fully realize the expected benefits from the transaction, or a failure to realize such benefits within the expected time frame, including a failure to reduce costs and churn and the ability to realize operating efficiencies; even if achieved, the synergies may not result in a higher stock price for the combined company; greater than expected operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers following the transaction; delays in obtaining the regulatory or shareholder approvals required for the transaction, or an inability to obtain them on the terms proposed or on the anticipated schedule; the highly competitive nature of our industry; our ability to clear the Auction 66 Market spectrum of incumbent licensees; the rapid technological changes in our industry; our ability to sustain the growth rates we have experienced to date; each company’s ability to construct and launch future markets within projected time frames; our ability to manage our rapid growth, train additional personnel and improve our financial and disclosure controls and procedures; our ability to secure the necessary spectrum and network infrastructure equipment; the indebtedness amounts of the combined company; changes in consumer preferences or demand for our products; our inability to attract and retain key members of management; and other factors described in MetroPCS’ and Leap’s respective periodic reports filed with the Securities and Exchange Commission (the “Commission”). We do not intend to, and do not undertake a duty to, update any forward-looking statement or projection in the future to reflect the occurrence of events or circumstances, except as required by law.
Additional Information
Any information concerning Leap contained in this release has been taken from, or is based upon, publicly available information. Although MetroPCS does not have any information that would indicate that any information contained in this release that has been taken from such publicly available information is inaccurate or incomplete, MetroPCS does not take any responsibility for the accuracy or completeness of such information.
This announcement is neither an offer to purchase or exchange nor a solicitation of an offer to sell securities of MetroPCS or Leap. Subject to future developments, additional documents regarding the transaction may be filed with the Commission. Investors and security holders are urged to read such disclosure documents regarding the proposed transaction, if and when they become available, because they will contain important information. Investors and security holders may obtain a free copy of the disclosure documents (when they are available) and other documents filed by MetroPCS with the Commission at the Commission’s website at www.sec.gov. The disclosure documents and these other documents may also be obtained for free from MetroPCS by directing a request to MetroPCS Communications, Inc., 8144 Walnut Hill Lane, Suite 800, Dallas, TX 75231, Attention: General Counsel.

MetroPCS is not currently engaged in a solicitation of proxies or consents from its shareholders or from the shareholders of Leap. However, in connection with its proposal to merge with Leap, certain directors and officers of MetroPCS may participate in meetings or discussions with Leap shareholders, some of whom may also be MetroPCS shareholders or other persons who may also be MetroPCS shareholders. MetroPCS does not believe that any of these persons is a “participant” as defined in Schedule 14A promulgated under the Securities Exchange Act of 1934, as amended, in the solicitation of proxies or consents, or that Schedule 14A requires the disclosure of certain information concerning any of them. Information about MetroPCS’ executive officers and directors is available in MetroPCS’ Form 10-K for the year ended December 31, 2006, filed with the Commission on March 30, 2007. If in the future MetroPCS does engage in a solicitation of proxies or consents from its shareholders or the shareholders of Leap in connection with its proposal to merge with Leap, it will amend the information provided above to disclose the information concerning participants in that solicitation required by Rule 14a-12 under the Securities Exchange Act of 1934.

Contacts:	Joele Frank / Dan Katcher / Jamie Moser
Keith Terreri	Joele Frank, Wilkinson Brimmer Katcher
Vice President — Finance & Treasurer	212-355-4449
214-571-4641
investor_relations@metropcs.com
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